

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Gregory Falk
Chief Financial Officer
JLL Income Property Trust, Inc.
333 West Wacker Drive
Chicago, IL 60606

> **Re: JLL Income Property Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 000-51948**

Dear Gregory Falk:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction